UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.C. 12-16-02
1-02833

03005805

January 22, 2003

Jane E. Freedman
Counsel – General Law
Raytheon Company
Office of the General Counsel
141 Spring Street
Lexington, MA 02421

Act	1934
Section	
Rule	14A-8
Public Availability	1-22-2003

Re: Raytheon Company
Incoming letter dated December 16, 2002

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Dear Ms. Freeman:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to Raytheon by Thomas S. Roberts. We have also received a letter on the proponent's behalf dated January 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Raytheon

Jane E. Freedman
Counsel – General Law
Raytheon Company
Office of the General Counsel
141 Spring Street
Lexington MA 02421 USA
Tel. 781.860.2668
Fax 781.860.3899
email: jane_freedman@raytheon.com

RECEIVED
2002 DEC 17 PM 3:14
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

By Airborne Express

December 16, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(h)(3) and Rule 14a-8(i)(3)

Ladies and Gentlemen:

We are filing this letter because Raytheon Company, a Delaware corporation ("Raytheon") has received a shareholder proposal (the "Proposal"), which is attached to this letter as Exhibit A, from shareholder Thomas S. Roberts, naming John Chevedden as proxy for all shareholder proposal matters (collectively, the "Proponent") that the Proponent wishes to have included in our proxy materials for our 2003 annual meeting of shareholders (the "2003 Proxy Materials").

We intend to omit both the Proposal and the supporting statement for the reasons set out below. Accordingly, we hereby submit this statement of reasons for exclusion of the Proposal and its supporting statement from the 2003 Proxy Materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, and hereby request that the Staff confirm that it will not recommend enforcement action against us should we omit the Proposal and its supporting statement from the 2003 Proxy Materials. As well, we request the concurrence of the Staff that it will not recommend enforcement action against us, should we omit any shareholder proposals filed by Mr. Roberts for inclusion in our proxy materials for our 2004 annual meeting of shareholders (the "2004 Proxy Materials"). Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. In addition, pursuant to Rule 14a-8(j)(1), we have notified the Proponent of our intention to omit the Proposal from the 2003 Proxy Materials, and of our intention to omit any shareholder proposals from Mr. Roberts from the 2004 Proxy Materials, and we have provided a copy of this submission to the Proponent.

1. The Proponent Failed to Appear and Present at Prior Annual Meeting

Rule 14a-8(h)(1) requires that a shareholder or his or her qualified representative must attend a company's annual meeting and present a proposal that has been included in the company's proxy materials. Rule 14a-8(h)(3) provides that if a shareholder or his or her qualified representative "fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of [that shareholder's] proposals from its proxy materials for any meetings held in the following two calendar years."

We believe that the Proposal may be excluded from the 2003 Proxy Materials, and that any shareholder proposal from Mr. Roberts may be excluded from the 2004 Proxy Materials, pursuant to the above-referenced rules for the following reason: neither Mr. Roberts nor his qualified representative appeared at Raytheon's 2002 annual meeting and presented his proposal (the "2002 Proposal") which was included in our proxy materials for our 2002 annual meeting, nor did Mr. Roberts provide any explanation for his failure to appear and present his proposal. A copy of the 2002 Proposal is attached to this letter as Exhibit B.

When Mr. Roberts submitted his proposal for inclusion in our 2002 proxy materials, Mr. Roberts indicated that John Chevedden and/or his designee would act as Mr. Roberts' proxy for "shareholder matters, including [Mr. Roberts'] shareholder proposal" related to the 2002 annual meeting. We were instructed to direct all future communications to Mr. Chevedden. A copy of the communication from Mr. Roberts is attached to this letter as Exhibit C. As instructed, we directed all communications regarding Mr. Roberts' proposal to Mr. Chevedden. Mr. Chevedden was also designated as the proxy for three other shareholder proposals we received for inclusion in our 2002 proxy materials.

At 7:41 a.m. on Wednesday, April 23, 2002, we received a letter sent by facsimile from Mr. Chevedden. (Our 2002 annual meeting of shareholders was scheduled to occur, and in fact did occur, at 10:00 a.m. on Wednesday, April 23, 2002.) In this letter, Mr. Chevedden stated that if he did not attend the meeting or make any required shareholder proposal presentation at the meeting, he designated "Frank Gopen or any shareholder proposal presenter at the 4/24/2002 [sic] annual meeting and/or designee or substitute of this person with full power of substitution" to represent him at the meeting as his agent and to present "items 3, 4, 5, 6 Rule 14a shareholder proposal." In his letter, he requested that we "advise and alert [him] immediately by telephone and facsimile if there was any question on enabling this power." He also asserted that this was consistent with the our 2002 proxy materials. A copy of the letter from Mr. Chevedden is attached to this letter as Exhibit D.

Our 2002 annual meeting of shareholders was called to order at 10:00 a.m. on Wednesday, April 23, 2002. Item number 3 on the proxy card, a proposal submitted by shareholder proponent William Steiner, for which Mr. Chevedden was the designated proxy, was raised by Daniel P. Burnham, Raytheon's Chairman and CEO and the chair of the meeting. Mr. Frank Gopen, Mr. Chevedden's stated designee, stepped forward, presented the proposal and made a motion to adopt the proposal. Someone in the audience seconded the proposal and votes were cast on the proposal. Item number 4 on our proxy card, a proposal submitted by shareholder proponent Ray T. and Veronica Chevedden Trust, for which Mr. Chevedden was the designated proxy, was then raised by Mr. Burnham. Mr. Gopen again stepped forward, presented the proposal and made a motion to adopt the proposal. Someone in the audience seconded the proposal and votes were cast on the proposal. Item number 5 on the proxy card was raised by Mr. Burnham and was moved by an unknown shareholder.

Item number 6 on our proxy card, the proposal submitted by the Proponent, was raised by Mr. Burnham. When Mr. Burnham requested that the Proponent or his representative step forward to present the proposal, the audience was silent. Mr. Gopen, Mr. Chevedden's designee, did not step forward to present the proposal. When Mr. Burnham requested a second time that the Proponent or his or her representative step forward to present and/or move the proposal, the request was once again met with silence from the audience. After a period of silence, Mr. Burnham requested for the third time that the Proponent or a representative step forward to present and move the proposal. After another period of silence, an unrelated attendee of the meeting (who was, to our knowledge, neither a shareholder proponent nor a representative for a proponent) made a motion for a vote on the proposal. The proposal was seconded and votes were cast.[1] Unlike every other proposal on which action was taken at the 2002 annual meeting (with the exception of item number 5), for which a proponent or qualified representative presented and moved his or her proposal, there was no discussion on the Proponent's proposal. The meeting continued until its adjournment at approximately 11:15 a.m.

As is clear from the facts set forth above, while Mr. Gopen, Mr. Chevedden's purported agent, attended the meeting and presented other proposals, none of Mr. Roberts, Mr. Chevedden or Mr. Gopen presented Mr. Roberts' proposal. To date, neither Mr. Roberts nor Mr. Chevedden has shown good cause as to why Mr. Roberts' proposal was not presented by any of them (nor could they show good cause as Mr. Gopen in fact attended the meeting and presented two other proposals on Mr. Chevedden's behalf). Instead, Mr. Roberts' proposal was presented by a third party apparently unrelated to Mr. Roberts, Mr. Gopen or any other proponent or presenter. When this unrelated third party made a motion on Mr. Roberts' proposal, he did not state his name nor purport to be presenting the proposal on behalf of Mr. Roberts, Mr. Chevedden or Mr. Gopen. The unrelated third party attendee did not present any other proposals at the 2002 annual meeting nor did this person purport to be the representative of any other proponent.

The Staff has consistently taken the position that failure by a proponent or proponent's qualified representative to present a proposal is grounds for exclusion of that proponent's proposals for the following two calendar years. See FleetBoston Financial Corp. (available January 3, 2002); Masco Corp. (available March 20, 2001). The Staff has further stated that this defect is not cured by the fact that the proposal was presented at the meeting by an unrelated

---

[1] As stated above, Item number 5 on the proxy card, a proposal submitted by shareholder proponent Dr. Alan Wolff, was neither presented nor moved by the proponent, Mr. Gopen, or any other shareholder proposal presenter at the meeting, but instead was moved by an unrelated attendee. As Dr. Wolff has also submitted a proposal for inclusion in the 2003 Proxy Materials, we have filed a no-action letter request in regards to that proponent as well.

attendee and was voted upon by the shareholders. See Safeway Inc. (available March 7, 2002); Eastman Chemical Company (available February 27, 2001); Entergy Corporation (available February 9, 2001); Lucent Technologies Inc. (available September 21, 1999); Excalibur Technologies Corporation (available May 4, 1999); Kohl's Corporation (available March 12, 1999); Mobil Corporation (available September 3, 1998).

Therefore, because the Proponent, and Mr. Chevedden's purported agent, Mr. Gopen, failed to appear and/or present Mr. Roberts' proposal at our 2002 annual meeting, We respectfully suggest that we may omit Mr. Roberts' proposals from the 2003 and 2004 Proxy Materials pursuant to Rule 14a-8(h)(3). On this basis, we respectfully request that the Staff concur in our position and will not recommend any enforcement action if we exclude any proposals submitted by Mr. Roberts for inclusion in the 2003 and 2004 Proxy Materials.

2. The Proposal Contains False or Misleading Statements in Violation of Rule 14a-9 and Therefore may be omitted Pursuant to Rule 14a-8(i)(3).

The fact that the Proponent mischaracterizes and omits important facts in his supporting statement and makes false and misleading statements in violation of Rule 14a-9 leads us to conclude that the proposal may also be omitted under Rule 14a-8(i)(3), which allows a registrant company to exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proponent, and especially Mr. Chevedden, who is the qualified representative of Mr. Roberts for the Proposal, is well aware of the proxy rules, having been the subject of many no-action letter requests in the recent past, including several submitted on our behalf last year. See Northrop Grumman (available March 22, 2002); FirstEnergy Corp. (available March 19, 2002); Maytag Corp. (available March 14, 2002); Raytheon Co., (available March 12, 2002); FirstEnergy Corp. (available February 26, 2001).

In our opinion, redaction would not be sufficient to cure the violations of Rule 14a-9 presented by this Proposal and the entire Proposal should be excluded. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance...is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." As set forth below, the Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise its false and misleading statements such that it should be completely excluded. While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, if the Staff were to disagree, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in the 2003 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

The following discussion sets out the statements in the proposal and supporting statement that are false and misleading within the meaning of Rule 14a-9:

A. The Paragraph Titled: "In the view of certain institutional investors ..."

The Proponent states that "In the view of certain institutional investors . . .Golden parachutes have the potential to: 1) Create the wrong incentives 2) Reward mis-management." However, the Proponent fails to identify the institutional investors to which the Proponent is referring. This statement is also misleading as the shareholders have no means to independently verify the statements that follow this phrase, nor to evaluate the merits of the views held by such institutional investors.

The Proponent adds that "A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure." The Proponent provides no factual support for these contentions, nor does the Proponent explain how the proposal would cure these alleged problems. As such, the statement is both misleading and vague.

The Proponent also states that "The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint [NYSE: FON] with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders. Another example of questionable golden parachutes is the $150 million parachute payouts to Northrop Grumman executives after the merger with Lockheed Martin collapsed." These statistics are misleading because there is no basis for comparing these severance pay-outs to the types of severance arrangements we might enter into and there is no basis to determine the significance of such amounts in comparison to the total consideration involved in the transaction. Further, the Proponent does not provide any support for the quoted figures.

B. The Paragraph Titled: "Independent Recommendations on Golden Parachutes"

The Proponent references two websites: www.calpers-governance.org/principles/domestic/us/page01.asp and www.cii.org. The Staff has previously found that references to internet addresses and/or websites are excludable and may be omitted from supporting statements. See AMR Corporation (available April 3, 2001); The Emerging Germany Fund, Inc., (available December 22, 1998); Templeton Dragon Fund, Inc. (available June 15, 1998). A website cannot be regulated for content and is constantly subject to change.

The Proponent's reference to the Council of Institutional Investors' web site (www.cii.org) as a source for further information with respect to golden parachutes is particularly false and misleading. While we are aware that the Council maintains other pages (some of which may be accessible from or through the referenced page) that may contain potentially relevant information, this page does not. As the Staff had noted, a website address may be excluded because the "information contained on the website may be ... irrelevant to the subject matter of the proposal." SLB 14.

The Proponent asserts that "many institutional investors recommend companies seek stockholder approval of future severance agreements." However, the Proponent does not attribute this contention to any source, nor explain the definition of "institutional investor." This statement is thus vague and misleading.

As can be seen, each and every one of the Proponent's statements in the supporting statement is either false, misleading, omits material information, is overbroad and/or is vague. Thus, we believe that it should be excluded in its entirety.

For the foregoing reasons, we believe that the Proposal and its supporting statement may be omitted from the 2003 Proxy Materials and that any proposals submitted by Mr. Roberts may be omitted from the 2004 Proxy Materials. We request the concurrence of the Staff that it will not recommend enforcement action against us, should we omit the Proposal and the supporting statement from the 2003 Proxy Materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned, Jane Freedman, Counsel, at 781-860-2668. You may also contact John W. Kapples, Secretary of the Company, at 781-860-2103. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned or Mr. Kapples prior to the issuance of a written response. Please be advised that we intend to mail our definitive proxy materials to shareholders around March 7, 2003, and that we will therefore be sending these materials to a financial printer not later than February 20, 2003.

Very truly yours,

Jane E. Freedman

JEF101.02

cc: Mr. Thomas Roberts
Mr. John Chevedden
Jay B. Stephens, Senior Vice President and General Counsel
John W. Kapples, Vice President and Secretary

Thomas S. Roberts
11485 Pleasant Shore Dr.
Manchester, MI 48158

A

Mr. Daniel Burnham
Chairman
Raytheon Company (RTN)
141 Spring Street
Lexington, MA 02421
Phone: (781) 862-6600
Fax: (781) 860-2172
Email: corpcom@raytheon.com

Dear Mr. Burnham,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Thomas S Roberts

5 Nov 02

cc: Jane Freeman
FX: 781/860-3899
PH: 781/860-2668

5 – Golden Parachutes Subject To Shareholder Vote
Topic That Won 44% of Our Yes-No Vote in 2002

Shareholders recommend our Board of Directors seek shareholder approval for future severance agreements with senior executives that provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement agreements; change in control agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive.

Thomas S. Roberts, 11485 Pleasant Shore Dr., Manchester, MI 48158 submits this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million in golden parachutes to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Independent Recommendations on Golden Parachutes

Many institutional investors recommend companies seek shareholder approval of future severance agreements. Institutional investors, such as the California Public Employees Retirement System (CalPERS), have recommended shareholder approval of these types of agreements in their proxy voting guidelines www.calpers-governance.org/principles/domestic/us/page01.asp. Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual compensation.

Given the magnitude of potential benefits to executives many institutional investors recommend companies seek shareholder approval of future severance agreements.

In the interest of sustained shareholder value:

Golden Parachutes Subject To Shareholder Vote
Topic That Won 44% of Our Yes-No Vote in 2002
Yes on 5

(B)

To: John Kapples, Raytheon Company (RTN)
In response to the company November 26, 2001 request
December 9, 2001

6 – LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES

This proposal is submitted Thomas S. Roberts, 11485 Pleasant Shore Dr., Manchester, MI 48158.

Shareholders request that our Board implement a Golden Parachute Policy which includes a comprehensive shareholder vote policy on golden parachutes. Objective: Link shareholder value to golden parachutes by maintaining a reasonable limit on golden parachutes. These provisions seek to give our management the flexibility to implement a reasonable and comprehensive policy. These are the requested previsions of this unified policy:

1) This policy applies to total individual severance amounts that exceeds 200% of the senior executive's annual base salary.

2) This includes that golden parachutes not be given for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives who transfer to the successor company.

3) This applies to Future Severance Agreements which include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

4) Our Board is requested to seek the maximum flexibility to adopt the letter and spirit of this proposal.

5) Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

6) Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Respected Independent Recommendations on Golden Parachutes
Many institutional investors recommend companies seek shareholder approval of future severance agreements. Institutional investors, such as the California Public Employees Retirement System (CalPERS), have recommended shareholder approval of these types of agreements in their proxy voting guidelines www.calpers-governance.org/principles/domestic/us/page01.asp. Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of a senior executive's annual base salary.

In the interest of sustained shareholder value vote to:
LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES
YES ON 6

Text above the first horizontal line and below the second horizontal line is not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication in all proxy materials including each ballot with the company raising in advance any typographical question.

The above format contains the emphasis intended.

(c)

Thomas S. Roberts
11485 Pleasant Shore Drive
Manchester, MI 48158-9791

FX: 871/860-2825
PH: 871/862-6600

Mr. Daniel Burnham
Chairman
Raytheon Company (RTN)
141 Spring Street
Lexington, MA 02421

Dear Mr. Burnham and Directors of Raytheon Company,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Thomas S. Roberts

Thomas S. Roberts Date 25 Nov 01
Shareholder of Record
Raytheon Company (RTN)

(D)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

PH & FX
310/371-7872

April 23, 2002

FX: 781/860-2899, 2825
PH: 781/862-6600

Mr. John Kapples
Corporate Secretary
Raytheon Company
141 Spring St, Lexington, MA

Dear Mr. Kapples,

If I do not attend the annual meeting or do not make any required shareholder proposal presentation at this meeting I hereby designate (1) and/or designee or substitute of this person with full power of substitution to represent me as agent in making the mandated presentation, by the Securities and Exchange Commission, of the items 3, 4, 5, 6 Rule 14a shareholder proposal and/or any Rule 14a shareholder proposal, or other proposals if applicable, and in all other shareholder matters at the 2002 annual meeting in the same manner as I could myself. This is consistent with the company 2002 annual meeting proxy booklet and/or materials.

This is to respectfully request that the company advise and alert immediately the undersigned by telephone and facsimile if there is any question on enabling this full power, in order to meet the Rule 14a mandated presentation of shareholder proposal and/or proposals.

Sincerely,

John Chevedden

John Chevedden

cc:
Daniel Burnham
Chairman

(1) Frank Copen or
Any shareholder proposal presenter at the 4-24-2002
annual meeting

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310/371-7872

6 Copies
7th copy for date-stamp return

January 7, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Investor Response to Company No Action Request
Established Topic: Golden Parachute
Thomas Roberts

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress a well-established shareholder proposal topic.

The text that follows supports the respective line-listing in the shareholder proposal.

Line 12
Golden parachutes can create the wrong incentives and reward mismanagement by the precedent of granting a lucrative payout for an executive to leave the company. For instance Mattel's Jill Barad collected a $50 million golden parachute after her $3 billion purchase of another company became nearly worthless.

Line 16
Mattel's stock dropped significantly, yet Jill Barad walked away with $50 million.

Line 19
The company has no issue with the accuracy of the text on Sprint and MCI.

The company does not claim that it would be impossible for the company to give golden parachutes that are not comparable in a material way to the Sprint/MCI or Northrop Grumman precedent. The company has not established that the Sprint/MCI and Northrop Grumman precedents are irrelevant to a prudent shareholder's consideration of the merits and pitfalls of golden parachutes.

Line 24
The company has no issue with the accuracy of the text on Northrop Grumman.

Line 27

Many institutional investors support stockholder approval of future severance benefits as evidenced by the 44% vote for this topic at the company 2002 annual meeting and the fact that institutional investors hold approximately 70% of Raytheon stock.

Line 30

The company resorts to pre-SLB No. 14 cases.

SLB No. 14 accepted the inclusion of websites in shareholder proposals with, "[W]e count a website address as one word for purposes of the 500-word limitation ..."

The following are precedents for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:

1) Hewitt-Packard Company (December 17, 2002)

Allowed a website reference that included a "citation to a specific source."

2) Occidental Petroleum Corporation (March 8, 2002)

"• revise the phrase that begins 'Pills adversely affect ...' and ends '... www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

3) The Boeing Company (February 7, 2002)

The company asked that the Council of Institutional Investors website be suppressed. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

Line 32

The company apparently agrees that the Council of Institutional Investors website contains relevant information. Furthermore internet tools enable the shareholder to access the most relevant information quicker than in a printed format.

Presentation

By reporting the voting results to the Securities and Exchange Commission and by not giving any notice for 8 months since the annual meeting of any problem, the company implicitly accepted the presentation of all the shareholder proposals. The company has not addressed whether it has the power to unilaterally rescind the company's active and overt acceptance of the presentations.

The company appears to claim a retroactive stealth power to reject the presentation.

The company is not known to have provided notice to shareholders that it has rejected the presentations.

The company appears to now claim that it failed in its fiduciary duty to ensure that the annual meeting be conducted properly and that the shareholder vote cast be tabulated in a meaningful form.

A fax was sent to the Raytheon Chairman authorizing presentation of the 4 shareholder proposals by Mr. Frank Gopen, who attended the annual meeting. If the company narrative is correct why did the company not ask Mr. Gopen whether he would be presenting the remaining proposals.

The company submits no transcript of the annual meeting to support its contentions.

Further presentation information will be included in an upcoming letter.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or any text segment.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Thomas Roberts

Daniel Burnham
Chairman

All votes reported

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

At the annual meeting of stockholders held on April 24, 2002, the stockholders of the Company took the following action:

1. Elected the following four directors for terms of office expiring at the annual meeting of stockholders in 2005:

Name	For	Withhold
Daniel P. Burnham	296,387,074	40,753,586
Barbara M. Barrett	296,529,579	40,611,082
Frederic M. Poses	296,540,146	40,600,516
John H. Tilelli, Jr.	329,477,508	7,649,507

The following directors continued in office after the meeting: Ferdinand Colloredo-Mansfeld, Thomas E. Everhart, L. Dennis Kozlowski, Warren B. Rudman, John M. Deutch, Henrique de Campos Meirelles, Michael C. Ruettgers, and William R. Spivey.

2. Rejected a stockholder proposal regarding Offsets. The vote was 22,547,436 for, 253,846,900 against, 7,797,605 abstentions and 52,948,726 broker non-votes.

3. Approved a stockholder proposal regarding Annual Election of Directors. The vote was 174,902,705 for, 107,517,707 against, 1,760,099 abstentions and 52,960,156 broker non-votes.

4. Approved a stockholder proposal regarding the Shareholder Rights Plan. The vote was 176,887,671 for, 105,135,779 against, 2,156,957 abstentions and 52,960,260 broker non-votes.

5. Rejected a stockholder proposal regarding Independent Directors. The vote was 54,035,831 for, 225,270,485 against, 4,874,197 abstentions and 52,960,154 broker non-votes.

6. Rejected a stockholder proposal regarding Golden Parachutes. The vote was 53,397,048 for, 228,662,315 against, 2,121,148 abstentions and 52,960,156 broker non-votes.

7. Rejected a stockholder proposal regarding Performance-based Stock Options. The vote was 35,412,120 for, 244,067,837 against, 4,712,921 abstentions and 52,947,789 broker non-votes.

8. Rejected a stockholder proposal regarding Severance Agreements. The vote was 125,249,831 for, 156,635,832 against, 2,294,848 abstentions and

RFN

52,960,156 broker non-votes.

9. Rejected a stockholder proposal regarding MacBride Principles. The vote was 36,380,375 for, 241,006,743 against, 6,805,752 abstentions and 52,947,797 broker non-votes.

RTN

5 – Golden Parachutes Subject To Shareholder Vote
Topic That Won 44% of Our Yes-No Vote in 2002

Shareholders recommend our Board of Directors seek shareholder approval for future severance agreements with senior executives that provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement agreements; change in control agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive.

Thomas S. Roberts, 11485 Pleasant Shore Dr., Manchester, MI 48158 submits this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million in golden parachutes to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Independent Recommendations on Golden Parachutes

Many institutional investors recommend companies seek shareholder approval of future severance agreements. Institutional investors, such as the California Public Employees Retirement System (CalPERS), have recommended shareholder approval of these types of agreements in their proxy voting guidelines www.calpers-governance.org/principles/domestic/us/page01.asp. Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual compensation.

Given the magnitude of potential benefits to executives many institutional investors recommend companies seek shareholder approval of future severance agreements.

In the interest of sustained shareholder value:

Golden Parachutes Subject To Shareholder Vote
Topic That Won 44% of Our Yes-No Vote in 2002
Yes on 5

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated December 16, 2002

The proposal recommends that board seek shareholder approval for future severance agreements with senior executives that provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(h)(3). We note your representation that Raytheon included the proponent's proposal in its proxy statement for the 2002 annual meeting, but neither the proponent nor his representative presented the proposal at that meeting. Moreover, the proponent does not appear to have stated a "good cause" for the failure to present. Under the circumstances, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Raytheon by the same proponent with respect to any shareholder meetings held during calendar year 2003 and calendar year 2004. In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Raytheon relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor